EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
In millions	June 29, 2014	June 30, 2013
Earnings
Income before income taxes	$1,153	$1,044
Add
Fixed charges	68	51
Amortization of capitalized interest	1	1
Distributed income of equity investees	141	120
Less
Equity in earnings of investees	175	171
Capitalized interest	3	3
Earnings before fixed charges	$1,185	$1,042

Fixed charges
Interest expense(1)	$32	$14
Capitalized interest	3	3
Amortization of debt discount and deferred costs	1	5
Interest portion of rental expense (2)	32	29
Total fixed charges	$68	$51

Ratio of earnings to fixed charges (3)	17.4	20.4
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.